January 20, 2015

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Re:	Dominion Diamond Corporation
Form 40-F for the Fiscal Year Ended January 31, 2014
Filed April 21, 2014
File No. 001-33838

Dear Ms. Jenkins:

As requested in your letter to Dominion Diamond Corporation (“the Company”) dated January 6, 2015, please find below a detailed response to your comments. We have incorporated each of your comments, followed by our response.

Form 40-F for the Fiscal Year Ended January 31, 2014
Exhibit 99.6 – 2014 Annual Report
Management’s Discussion and Analysis, Page 4
Ekati Cost of Sales and Gross Margin, page 16

Comment 1:
We note your reconciliation of cash costs to cost of sales for the Ekati mine includes significant reconciling items labelled as “other cash costs” and “adjusted for stock movements.” Please separately quantify the significant components of the “other cash costs” and provide details sufficient to understand the underlying nature of the components. Please also describe the nature of the adjustments made for stock movements to provide a better understanding for its inclusion in the reconciliation.

Our response:
We separate the cost of production into four categories in reconciling the cost of production to our reported cost of sales: 1) Cash cost of production, consisting of all expenses incurred directly or indirectly by the Ekati Diamond Mine, excluding depreciation and amortization expenses. 2) Other cash costs, consisting of all other expenses incurred directly or indirectly in preparing Ekati Diamond Mine rough diamonds for sale, excluding depreciation and amortization expenses. 3) Depreciation and amortization expenses incurred by the Ekati Diamond Mine segment of the Company. 4) Adjustments to cost of production for stock movements, consisting of the net change in rough diamond inventories and stockpiled ore.

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The cash cost of production in a particular period represents the expenditures of the Ekati mine, before giving consideration to whether those expenditures were incurred in respect of inventory which was sold during the period or inventory which remains on hand at period end. Cost of sales, as reported in the Company’s Consolidated Statement of Income, represents all expenditures incurred in respect of inventory which was sold during the period, irrespective of the period in which the expenditures were incurred. Accordingly, in order to reconcile cash cost of production to cost of sales, the Company adjusts for stock movements, which represent the net change in stockpiled ore and rough diamond inventories during the period.

These cost components are quantified below as pertaining to the Ekati Diamond Mine for the three month period ending January 31, 2014, and the period from April 10, 2013 to January 31, 2014:

$USD (000's)	Three months ended January 31, 2014	April 10, 2013 to January 31, 2014
Ekati cash cost of production	101,320	303,902
Other cash costs:
- Rough diamond sorting expenses	1,055	2,180
- Inventory acquisition expenses (1)	-	165,614
Total other cash costs:	1,055	167,794
Total cash cost of production	102,375	471,696
Depreciation and amortization	29,808	87,767
Total cost of production	132,183	559,463
Change in rough diamond inventory and stockpiled ore	(17,343)	(166,515)
Total cost of sales	114,840	392,948

(1)	Inventory acquisition expenses represent the acquisition cost of stockpiled ore and rough diamond inventory at April 10, 2013, being the date of acquisition of the Ekati diamond mine.

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Financial Statement for the Fiscal Year Ended January 31, 2014
Note 18: Share Capital, page 58
(e) RSU and DSU plans, page 60

Comment 2:
We note your policy disclosure related to your RSU and DSU plans at page 42 indicate that you account for these phantom shares issuances as liabilities with changes in their fair values being expensed as they are remeasured at each reporting date. However, we note that your disclosure at Note 18 indicates that you recognize the expense on a straight-line basis over each vesting period. Please clarify your accounting policy for share issuances under these plans and explain how your policy complies with paragraphs 30 through 32 of IFRS 2.

Our response:
The RSU and DSU Plans are full value phantom shares that mirror the value of Dominion Diamond Corporation’s publicly traded common shares. Grants under the DSU Plan are awarded to non-executive directors of the Company and vest immediately on grant date. Grants under the RSU Plan are granted on a discretionary basis to employees of the Company and under the 2010 RSU Plan, each RSU grant vests equally over a three-year period. Each vesting period is accounted for as a separate grant. In accounting for these awards, the Company recognizes the fair value of the amount payable to employees as compensation expense as they are earned over the vesting period, if any, based on the estimated number of units that are expected to vest and using the graded vesting approach.

For those grants issued under the DSU Plan, the Company has recognized a liability and an expense for the fair value of the award on the grant date. The corresponding liability is re-measured at fair value on each reporting date and upon settlement, with changes in fair value recognized in net earnings for the period.

For those grants issued under the RSU Plan; the Company has recognized the fair value of the liability and the related expense on a straight-line basis over each vesting period and after completion of the vesting period at fair value, with changes in fair value recorded in net earnings. Specifically, the award is re-measured at fair value on each reporting date and a liability is recorded by multiplying the fair value of the award by the portion of the vesting period completed, with changes in the measurement of the liability being recorded in net earnings for the period. Once vesting has occurred changes in fair value are recorded directly in net earnings until the award is settled.

IFRS 2, Share Based Payment, paragraph 30 through 32 speak specifically to cash settled share-based payments transactions and the requirement to remeasure the fair value of the liability with changes in fair value recognized in profit or loss for the period. The Company’s accounting policy and treatment is consistent and complies with the above standard.

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The Company confirms that it will expand its disclosure in future filings to clarify its disclosures around the accounting treatment of vesting conditions versus the accounting treatment to remeasure the fair value of liability.

Closing Comments

We hereby confirm to you the Company’s acknowledgement of the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you. If you have any further questions, please contact me at (867) 669-6106.

Sincerely,
Dominion Diamond Corporation

Ron Cameron
Chief Financial Officer

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